Exhibit 99.1

Second Dupixent® (dupilumab) Phase 3 eosinophilic esophagitis trial to demonstrate significant disease improvements, underscoring role of type 2 inflammation in this complex disease

•	Dupixent 300 mg weekly significantly improved the ability to swallow and reduced eosinophils in the esophagus compared to placebo, reinforcing positive results from first Phase 3 trial
•	Dupixent is the first and only biologic to show positive, clinically meaningful Phase 3 results in these patients
•	Data continue to support well-established safety profile of Dupixent
•	Regulatory filings planned for 2022

PARIS and TARRYTOWN, N.Y. – October 25, 2021 – Results from a second Phase 3 trial assessing the investigational use of Dupixent® (dupilumab) in patients 12 years and older with eosinophilic esophagitis (EoE) demonstrated that the trial met its co-primary endpoints in patients taking Dupixent 300 mg weekly, showing significant improvements in clinical (Dysphagia Symptom Questionnaire) and histologic disease measures compared to placebo. EoE is a chronic and progressive type 2 inflammatory disease that damages the esophagus and impairs the ability to swallow. In September 2020, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy designation to Dupixent for the treatment of patients 12 years and older with EoE.

Results from the extended active treatment period (up to 52 weeks) of a previously reported Phase 3 trial studying Dupixent 300 mg weekly for 24 weeks were recently presented at the United European Gastroenterology Week Virtual 2021 congress. Data from the clinical trial program will be submitted to regulatory authorities by 2022.

“The current standard of care for people with eosinophilic esophagitis may only provide limited relief of their symptoms. Efforts to develop a treatment that targets an underlying cause of the disease has eluded the field for some time, resulting in an incredible unmet need,” says Naimish Patel, M.D. Head of Global Development, Immunology and Inflammation at Sanofi. “We are encouraged that Dupixent, which targets IL-4 and IL-13, was able to reduce inflammation in the esophagus and provided significant relief when swallowing for patients taking the weekly dose. We look forward to continuing to study Dupixent’s potential role in addressing the underlying type 2 inflammation that can lead to eosinophilic esophagitis.”

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EoE damages the esophagus and prevents it from working properly. At times, swallowing the smallest quantity of food or taking a sip of water can be a painful and worrisome choking experience. Those with EoE live with anxiety and frustration from having a constantly evolving list of trigger foods to avoid. Dilation (physical expansion) of the esophagus, which is used to address narrowing, is often painful. In severe cases, a feeding tube is the only option to ensure proper caloric intake and weight gain. People with EoE may have poor quality of life and are more likely to experience depression, especially as they age, than people without EoE. In the U.S., there are approximately 160,000 patients with EoE who are currently treated, of whom approximately 48,000 have failed multiple treatments.

“This trial gives insight into how terrible this disease can be, with more than a third of patients having previously required invasive endoscopic dilations that can temporarily reduce symptoms but carry the risk of rupturing the esophagus,” says George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer at Regeneron. “Dupixent, which blocks the IL-4 and -13 pathways, has now shown compelling results across a spectrum of diseases where there has been great unmet need. In fact, our positive Phase 3 data in six different diseases helps confirm our early hypothesis that interleukin-4 and interleukin-13 are the main drivers of allergic or type 2 inflammation and disease, whether manifested in the gastrointestinal tract as eosinophilic esophagitis, the respiratory tract as asthma or nasal polyps, or the skin as atopic dermatitis, chronic spontaneous urticaria, or prurigo nodularis.”

In this trial, 80 patients were enrolled into a Dupixent 300 mg weekly treatment group and 79 patients were enrolled into a placebo group. The co-primary endpoints at 24 weeks assessed patient-reported measures of difficulty swallowing (change from baseline in the Dysphagia Symptom Questionnaire, or DSQ), and esophageal inflammation (proportion of patients achieving peak esophageal intraepithelial eosinophil count of ≤6 eos/hpf).

Patients treated with Dupixent 300 mg weekly experienced the following changes by week 24 compared to placebo:

•

64% reduction in disease symptoms from baseline compared to 41% for placebo (p=0.0008). Dupixent patients experienced a 23.78 point improvement on the 0-84 DSQ scale, compared to a 13.86 point improvement for placebo (p<0.0001); baseline DSQ scores were approximately 38 and 36 points, respectively.

•

Nearly 10 times as many Dupixent patients achieved histological disease remission: 59% of patients achieved histological disease remission compared to 6% of placebo patients (p<0.0001). This was measured by the proportion of patients who achieved a peak esophageal intraepithelial eosinophil count of ≤6 eos/hpf; mean baseline peak levels were 89 and 84 eos/hpf, respectively.

Detailed results from the trial will be shared at an upcoming medical meeting.

The safety results of the trial were generally consistent with the known safety profile of Dupixent in its approved indications. For the 24-week treatment period, overall rates of adverse events were 84% (67/80) for Dupixent 300 mg weekly and 71% (55/78) for placebo. Adverse events that were more commonly (≥5%) observed with Dupixent every week included injection site reactions (38% [30/80] Dupixent, 33% [26/78] placebo), fever (6% [5/80]

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Dupixent, 1% [1/78] placebo), sinusitis (5% [4/80] Dupixent, 0% [0/78] placebo), COVID-19 (5% [4/80] Dupixent, 0% [0/78] placebo) and hypertension (5% [4/80] Dupixent, 1% [1/78] placebo). No imbalance was observed in rates of treatment discontinuation due to adverse events between Dupixent (3% [2/80]) and placebo (3% [2/78]) groups prior to week 24.

Dupixent was granted Orphan Drug designation for the potential treatment of EoE in 2017. The potential use of Dupixent in EoE is currently under clinical development, and the safety and efficacy have not been fully evaluated by any regulatory authority.

About the Dupixent Eosinophilic Esophagitis Trial

The Phase 3, randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent in adolescents and adults with eosinophilic esophagitis. The second trial (Part B) enrolled 240 patients aged 12 years and older with eosinophilic esophagitis, as determined by histological and patient-reported measures. Following the first Phase 3 trial (Part A), in which Dupixent 300 mg weekly was evaluated compared to placebo, the second confirmatory trial evaluated Dupixent 300 mg weekly or every two weeks compared to placebo for a 24-week treatment period.

The clinical trial program is ongoing, with patients from the first and second trials continuing into a 28-week long-term extension trial (Part C). Full results from this trial will be available in 2022.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

Dupixent is currently approved in the U.S., Europe, Japan and other countries around the world for use in specific patients with moderate-to-severe atopic dermatitis, as well as certain patients with asthma or CRSwNP in different age populations. Dupixent is also approved in one or more of these indications in more than 60 countries around the world and more than 300,000 patients have been treated globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Regeneron and Sanofi under a global collaboration agreement. To date, dupilumab has been studied across 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), eosinophilic esophagitis (Phase 3), bullous

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pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Media Relations Contact

Sally Bain

Tel: +1 (781) 264-1091

Sally.Bain@sanofi.com

Regeneron Media Relations Contact

Sharon Chen

Tel: +1 (914) 847-1546

sharon.chen@regeneron.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contact North America

Felix Lauscher

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Regeneron Investor Relations

Vesna Tosic

Tel: +1 (914) 847-5443

Vesna.Tosic@regeneron.com

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Sanofi Forward-Looking Statements

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and product candidates being developed by Regeneron and/or its collaborators (collectively, “Regeneron’s Product Candidates”) and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab); the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and new indications for Regeneron’s Products, such as Dupixent for the treatment of eosinophilic esophagitis, chronic obstructive pulmonary disease with evidence of type 2 inflammation, pediatric atopic dermatitis, bullous pemphigoid, prurigo nodularis, chronic spontaneous urticaria, chronic inducible urticaria-cold, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis, peanut allergy, and other potential indications; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products and Regeneron’s Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the study discussed in this press release, on any of the foregoing or any potential regulatory approval of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron to manage supply chains for multiple products and product candidates; safety issues resulting from the

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administration of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and Regeneron’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and Regeneron’s Product Candidates, including without limitation Dupixent; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products and Regeneron’s Product Candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license, collaboration, or supply agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection, Dupixent, Praluent® (alirocumab), and REGEN-COVTM (casirivimab and imdevimab)), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2020 and its Form 10-Q for the quarterly period ended June 30, 2021. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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